FOR IMMEDIATE RELEASE

Wednesday, March 7, 2007

 (No.2007-03-02)

CARMANAH ANNOUNCES RELEASE DATE FOR 2006 ANNUAL FINANCIAL

RESULTS AS WELL AS CONFERENCE CALL

Victoria, British Columbia, Canada – Wednesday, March 7, 2007 - Carmanah Technologies Corporation ("Carmanah") (TSX: CMH) expects to release its annual financial results for 2006 on Monday, March 12, 2007 at 4:00 PM Eastern (1:00 PM Pacific).

Subsequently, a conference call will be held on Monday, March 12, 2007 at 5:00 PM Eastern (2:00 PM Pacific) to discuss the 2006 annual results. To participate on the conference call, in North America please call toll-free 1-800-525-6384 approximately five to ten minutes prior to the start time. For international participants, please dial +1 780-409-1668. When prompted for the Conference ID, please enter 2122404.

This conference call will also be recorded and accessible via Carmanah's corporate website at www.carmanah.com within three business days.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: +1 (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.